Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Eagle Point Institutional Income Fund

If You Do Not Want to Sell Your Shares at This Time, Please Disregard This Notice. This Is Solely Notification of the Fund’s Tender Offer.

August 27, 2026

Dear Shareholder:

We are writing to inform you of important dates relating to the tender offer by Eagle Point Institutional Income Fund (the “Fund”). The Fund generally gives shareholders the opportunity to tender shares for repurchase on a quarterly basis since shares are not generally redeemable for cash or traded on a stock exchange. Shares may be tendered for repurchase during one of the Fund’s quarterly repurchase offers. If you are not interested in tendering any of your shares at this time, please disregard this notice and take no action.

The tender offer period will begin on August 27, 2026, and end September 25, 2026 (at 5:00 P.M. ET). Tenders of Shares may be withdrawn until September 25, 2026 (5:00 P.M., ET).

Should you wish to tender any of your shares for purchase by the Fund, please complete and return the enclosed Letter of Transmittal by no later than September 25, 2026. If you do not wish to sell your shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of shares must be received by the Fund, either by mail or by fax, in good order no later than September 25, 2026.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (833) 360-5520, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern time.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all shareholders. Please plan accordingly.

* Eagle Point Credit Management LLC does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

Sincerely,

Eagle Point Institutional Income Fund

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